FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):__________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):__________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

DRAX HOLDINGS LIMITED

Index

Item

1.	Conformed copy of Seventh Supplemental Indenture, dated as of December 1, 2003, by and among Drax Holdings Limited, as Issuer (“Drax Holdings”), Drax Power Limited, Drax Limited, Drax Electric Limited and AES Drax Acquisition Limited, as Guarantors (the “Guarantors”), and The Bank of New York, as Trustee (the “Trustee”), to the Indenture by and among, inter alios, Drax Holdings, the Guarantors and the Trustee, dated as of August 2, 2000, as supplemented by the First Supplemental Indenture dated as of February 25, 2002, the Second Supplemental Indenture dated as of November 26, 2002, the Third Supplemental Indenture dated as of December 12, 2002, the Fourth Supplemental Indenture dated as of July 8, 2003, the Fifth Supplemental Indenture dated as of August 22, 2003 and the Sixth Supplemental Indenture dated as of October 9, 2003.

ITEM 1
SEVENTH SUPPLEMENTAL INDENTURE

[CONFORMED COPY]

SEVENTH SUPPLEMENTAL INDENTURE

by and among

DRAX HOLDINGS LIMITED,
as Issuer

DRAX POWER LIMITED, DRAX LIMITED, DRAX ELECTRIC LIMITED and
AES DRAX ACQUISITION LIMITED, as Guarantors

and

THE BANK OF NEW YORK,
as Trustee

dated as of December 1, 2003

to the Indenture by and among

AES DRAX HOLDINGS LIMITED
(now known as Drax Holdings Limited),
as Issuer

AES DRAX POWER LIMITED (now known as Drax Power Limited), AES DRAX
LIMITED (now known as Drax Limited), AES DRAX ELECTRIC LIMITED (now known as Drax Electric Limited), AES DRAX ACQUISITION LIMITED, and AES
DRAX FINANCING LIMITED, as Guarantors

and

THE BANK OF NEW YORK,
as Trustee

Dated as of August 2, 2000

as supplemented by:
the First Supplemental Indenture dated as of February 25, 2002, the Second Supplemental Indenture dated as of November 26, 2002, the Third Supplemental Indenture dated as of December 12, 2002, the Fourth Supplemental Indenture dated as of July 8, 2003,
the Fifth Supplemental Indenture dated as of August 22, 2003 and the Sixth Supplemental Indenture dated as of October 9, 2003

£200,000,000 9.07% Senior Secured Bonds due 2025
$302,400,000 10.41% Senior Secured Bonds due 2020

		Page

	ARTICLE 1
	Definitions
Section 1.01.	Definitions of Terms	2
	ARTICLE 2
	Amendments to the Indenture
Section 2.01.	Amendments to the Indenture	3
	ARTICLE 3
	Conditions Precedent; Effectiveness
Section 3.01.	Effectiveness	3
	ARTICLE 4
	Miscellaneous
Section 4.01.	Ratification of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture; Fourth Supplemental Indenture; Fifth Supplemental Indenture; Sixth Supplemental Indenture; Seventh Supplemental Controls	4
Section 4.02.	Trustee Not Responsible for Recitals	4
Section 4.03.	Governing Law	4
Section 4.04.	Severability	4
Section 4.05.	Counterparts	4
	SCHEDULES
Schedule 1	Director’s Certificate

     SEVENTH SUPPLEMENTAL INDENTURE dated as of December 1, 2003 (this “Seventh Supplemental Indenture”) among DRAX HOLDINGS LIMITED (formerly known as AES Drax Holdings Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 92144) (the “Issuer”), DRAX POWER LIMITED (formerly known as AES Drax Power Limited), a private limited company incorporated under the laws of England and Wales (Registered No. 03618559) (“Drax Power Limited”), DRAX LIMITED (formerly known as AES Drax Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 91616) (“Drax Limited”), DRAX ELECTRIC LIMITED (formerly known as AES Drax Electric Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 102237) (“Drax Electric”) and AES DRAX ACQUISITION LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834878) (“Drax Acquisition”, and together with Drax Power Limited, Drax Limited and Drax Electric, the “Guarantors”), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the “Trustee") under the Indenture (the “Base Indenture”) dated as of August 2, 2000 among, inter alios, the Issuer, the Guarantors and the Trustee, as supplemented by the First Supplemental Indenture dated as of February 25, 2002 (the “First Supplemental Indenture”), as further supplemented by the Second Supplemental Indenture dated as of November 26, 2002 (the “Second Supplemental Indenture”), as further supplemented by the Third Supplemental Indenture dated as of December 12, 2002 (the “Third Supplemental Indenture”), as further supplemented by the Fourth Supplemental Indenture dated as of July 8, 2003 (the “Fourth Supplemental Indenture”), as further supplemented by the Fifth Supplemental Indenture dated as of August 22, 2003 (the “Fifth Supplemental Indenture”), and as further supplemented by the Sixth Supplemental Indenture dated as of October 9, 2003 (the “Sixth Supplemental Indenture”), and as from time to time supplemented or amended (the Base Indenture together with the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture and this Seventh Supplemental Indenture collectively referred to as the “Indenture”).

     WHEREAS, inter alios, the Issuer, the Guarantors and the Trustee executed and delivered the Base Indenture to provide for the issuance of the Issuer’s £200,000,000 9.07% Senior Secured Bonds due 2025 and $302,400,000 10.41% Senior Secured Bonds due 2020 (together the “Senior Bonds”);

     WHEREAS, Article 9 of the Base Indenture provides that the Issuer, when authorized by or pursuant to a resolution of its Board of Directors, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to, among other things, make any changes to the Minimum Insurance Requirements permitted to be made under the Indenture;

     WHEREAS the Issuer, the Guarantors and the Trustee deem it advisable to enter into this Seventh Supplemental Indenture for the purpose of making changes to the Minimum Insurance Requirements pursuant to Section 4.32(b) of the Base Indenture;

     WHEREAS, the Issuer and the Guarantors have duly authorized the execution and delivery of this Seventh Supplemental Indenture and requested that the Trustee execute and deliver this Seventh Supplemental Indenture, and all conditions and requirements necessary to make this Seventh Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

     NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1
DEFINITIONS

     Section 1.01. Definitions of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

     (a) a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this Seventh Supplemental Indenture;

     (b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Seventh Supplemental Indenture;

     (c) headings are for convenience of reference only and do not affect interpretation; and

     (d) the following term has the meaning given to it in this Section 1.01(d) and shall have the meaning set forth below for purposes of this Seventh Supplemental Indenture and the Base Indenture as it relates to the amendments hereunder:

     ““Minimum Insurance Requirements” means all contracts and policies of insurance and reinsurance taken out in accordance with the requirements of the Original Bond Documents as in effect on the date of the Base Indenture, as such requirements may be amended from time to time in accordance with Section 4.32(b) of the Base Indenture, except that for purposes of this Indenture:

(i) the Maximum Deductible referred to in Part 1, paragraph 1 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall not exceed £10,000,000 each and every loss and shall not be subject to an annual aggregate deductible;

(ii) the combined Minimum Sum Insured required by Part 1, paragraph 1 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall be at all times not less than £800,000,000 in respect of

Property (Material Damage) “All Risks” Insurance and Business Interruption Insurance;

(iii) the Business Interruption Insurance referred to in Part 1, paragraph 2 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall have a 60 day each and every occurrence deductible applicable;

(iv) the geographic limit on the Property (Material Damage) “All Risks” Insurances referred to in Part 1, paragraph 1 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall be the United Kingdom; and

(v) the geographic limit on the Business Interruption Insurance referred to in Part 1, paragraph 2 of Exhibit A to The Fourth Schedule (Insurances) to the Original Bond Trust Deed shall be the United Kingdom.”

ARTICLE 2
AMENDMENTS TO THE INDENTURE

     Section 2.01. Minimum Insurance Requirements. The Minimum Insurance Requirements under the Indenture are hereby amended pursuant to Section 4.32(b) of the Base Indenture as set forth in Section 1.01(d) above.

ARTICLE 3
CONDITIONS PRECEDENT; EFFECTIVENESS

     Section 3.01. Effectiveness. This Seventh Supplemental Indenture shall become effective as of the date written above upon receipt by the Trustee of:

(a) a certificate from a director of the Issuer substantially in the form attached hereto as Schedule 1 confirming that the Minimum Insurance Requirements as set forth in the Original Bond Documents as in effect on the date of the Base Indenture are no longer available on commercially reasonable terms;

(b) a letter from the Insurance Consultant confirming that the proposed amendments of the Minimum Insurance Requirements are reasonable having regard for Good Industry Practice; and

(c) duly executed counterparts of this Seventh Supplemental Indenture signed by the Issuer, the Guarantors and the Trustee.

ARTICLE 4
MISCELLANEOUS

     Section 4.01. Ratification of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture; Fourth Supplemental Indenture; Fifth Supplemental Indenture; Sixth Supplemental Indenture; Seventh Supplemental Controls. The Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture, as supplemented by this Seventh Supplemental Indenture, are in all respects ratified and confirmed, and this Seventh Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. The provisions of this Seventh Supplemental Indenture shall supersede the provisions of the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, and the Sixth Supplemental Indenture to the extent the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture or the Sixth Supplemental Indenture, as the case may be, is inconsistent herewith.

     Section 4.02. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Issuer and the Guarantors and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Seventh Supplemental Indenture.

     Section 4.03. Governing Law. This Seventh Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to its principles of conflicts of laws, except that the authorization and execution of this Seventh Supplemental Indenture shall be governed by the respective jurisdictions of organization of the Issuer, the Guarantors and the Trustee, as the case may be.

     Section 4.04. Severability. If any provision in the Base Indenture or this Seventh Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 4.05. Counterparts. The parties may sign any number of copies of this Seventh Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Seventh Supplemental Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Seventh Supplemental Indenture to be duly executed as of the day and year first above written.

DRAX HOLDINGS LIMITED,
as Issuer

By:	/s/ Gerald Wingrove

Name: Gerald Wingrove
Title: Director

DRAX POWER LIMITED,
as Guarantor

By:	/s/ Gerald Wingrove

Name: Gerald Wingrove
Title: Director

DRAX LIMITED,
as Guarantor

By:	/s/ Gerald Wingrove

Name: Gerald Wingrove
Title: Director

DRAX ELECTRIC LIMITED,
as Guarantor

By:	/s/ Gerald Wingrove

Name: Gerald Wingrove
Title: Director

AES DRAX ACQUISITION LIMITED,
as Guarantor

By:	/s/ Gerald Wingrove

Name: Gerald Wingrove
Title: Director

THE BANK OF NEW YORK, as Trustee

By:	/s/ Paul Pereira

Name: Paul Pereira
Title: AVP

Schedule 1

DRAX HOLDINGS LIMITED
Director’s Certificate

Dated _______________, 2003

     I, ______________, Director of Drax Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”) do hereby certify that I am duly authorised to, and do hereby, deliver this certificate to The Bank of New York, as trustee (the "Trustee”), under the Indenture, dated as of August 2, 2000, as amended from time to time (the “Indenture”), among, inter alios, the Issuer, AES Drax Power Limited (now known as Drax Power Limited), AES Drax Limited (now known as Drax Limited), AES Drax Acquisition Limited and AES Drax Electric Limited (now known as Drax Electric Limited) (collectively, the “Guarantors”) and the Trustee relating to $302,400,000 aggregate principal amount of the Issuer’s 10.41% Senior Secured Bonds due 2020 and £200,000,000 aggregate principal amount of its 9.07% Senior Secured Bonds due 2025 (the “Bonds”), and that:

(a)	the Minimum Insurance Requirements as set forth in the Indenture are not available on commercially reasonable terms;

(b)	pursuant to Section 4.32(b) of the Indenture the Issuer hereby requests that the Minimum Insurance Requirements be amended as set forth in the Seventh Supplemental Indenture dated on or about the date hereof (the “Seventh Supplemental Indenture”) among the Issuer, the Guarantors and the Trustee;

(c)	I have read the conditions in the Indenture relating to amendments to the Indenture and execution and delivery of supplements to the Indenture and have read the definitions in the Indenture relating to the Seventh Supplemental Indenture;

(d)	the statements made in this Officer’s Certificate are based upon an examination of the relevant provisions of the Indenture and such definitions;

(e)	I have, in my opinion, made such examination or investigation as is necessary to enable me to express an informed opinion as to whether such conditions have been complied with, including a review of the opinion of Debevoise & Plimpton delivered to the Trustee on the date hereof; and

(f)	in my opinion, all such conditions have been complied with.

     IN WITNESS WHEREOF, I have signed this certificate on the date first above written.

DRAX HOLDINGS LIMITED

By:

Name:
Title: Director

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

DRAX HOLDINGS LIMITED

Date: December 1, 2003	By:	/s/ Gerald Wingrove

Director